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                      Filed by Cadence Design Systems, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        Subject Company: Simplex Solutions, Inc.
                                                  Commission File No.: 000-32487


          This filing relates to a proposed merger between Cadence Design Systems, Inc. ("Cadence") and Simplex Solutions, Inc. ("Simplex") pursuant to the terms of an Agreement and Plan of Merger, dated as of April 24, 2002, by and among Cadence, Simplex and Zodiac Acquisition, Inc.

          On June 4, 2002, Cadence issued the following press release regarding the proposed merger described above:


CADENCE SATISFIES HART-SCOTT-RODINO REQUIREMENTS FOR SIMPLEX ACQUISITION

SAN JOSE, Ca., June 4, 2002 -- Cadence Design Systems, Inc. (NYSE: CDN), the world's leading supplier of electronic design products and services, today announced the expiration of the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act in connection with the previously announced proposed acquisition of Simplex Solutions, Inc. (Nasdaq: SPLX). The Act requires parties to acquisitions valued at more than $50 million to notify the Federal Trade Commission and the Antitrust Division of the Department of Justice in advance of the acquisition, and to observe a waiting period, to allow the antitrust agencies to determine whether to conduct an investigation. The expiration of the waiting period means that the requirements of the Act have been satisfied. Cadence expects to close the proposed merger promptly after approval thereof by Simplex's stockholders.


ABOUT CADENCE

        Cadence is the largest supplier of electronic design technologies, methodology services, and design services. Cadence solutions are used to accelerate and manage the design of semiconductors, computer systems, networking and telecommunications equipment, consumer electronics, and a variety of other electronics-based products. With approximately 5,600 employees and 2001 revenues of approximately $1.4 billion, Cadence has sales offices, design centers, and research facilities around the world. The company is headquartered in San Jose, California, and traded on the New York Stock Exchange under the symbol CDN. More information about the company, its products and services are available at http://www.cadence.com.


ABOUT SIMPLEX

        Simplex Solutions, Inc. provides software and services for the design and verification of integrated circuits (ICs) to enable its communications, computer and consumer-products customers to achieve first-time production success and rapid delivery of complex systems-on-chip. Simplex's customers use its products and services prior to manufacture to design and verify ICs to help ensure that they will perform as intended, taking into account the complex effects of


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deep-submicron semiconductor physics. Simplex can be reached at 408-617-6200 or on the web at http://www.simplex.com.

          ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT

        On May 28, 2002, Cadence Design Systems, Inc. filed with the Securities and Exchange Commission an amended registration statement, including a proxy statement/prospectus, and other relevant materials in connection with the proposed merger. The proxy statement/prospectus was mailed to the stockholders of Simplex on or about May 29, 2002. Investors and security holders of Simplex are urged to read the proxy statement/prospectus and the other relevant materials because they will contain important information about Cadence, Simplex and the proposed merger. The proxy statement/prospectus and other relevant materials, and any other documents filed by Cadence or Simplex with the Securities and Exchange Commission, may be obtained free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cadence by contacting Cadence Investor Relations, 2655 Seely Avenue, Building 5, San Jose, California 95134, 408-943-1234. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Simplex by contacting Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, 408-617-6200. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

        Simplex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Simplex in favor of the proposed merger. A description of the interests of the executive officers and directors in Simplex is set forth in the proxy statement for Simplex's 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 10, 2002. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of the executive officers and directors in the proposed merger by reading the proxy statement/prospectus filed with the Securities and Exchange Commission on May 28, 2002. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Simplex by directing a request to Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, 408-617-6200.


CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This press release contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the proposed merger between Cadence and Simplex. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: the approval of the proposed merger by Simplex's stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; and the successful integration of Simplex's employees and technologies. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking




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statements is included in Cadence's and Simplex's most recent filings with the
Securities and Exchange Commission. Neither Cadence nor Simplex undertakes any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this press release.

For more information, please contact:

Judy Erkanat
Cadence Design Systems, Inc.
408-894-2302
jerkanat@cadence.com





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